UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

LDK Solar Agrees to Acquire 70% of Solar Power, Inc. for $33 Million
     We, LDK Solar Co., Ltd., have agreed to acquire a 70% interest in Solar Power, Inc., or SPI, for approximately $33 million. Our investment provides strategic benefits to both parties. The transaction is expected to significantly strengthen SPI’s balance sheet and enable the acceleration of the development of SPI’s project pipeline, which primarily consists of utility-scale power plants and commercial and industrial distributed generation systems. SPI’s growing development portfolio and pipeline, in turn, is expected to provide enhanced downstream benefit to our vertical integration model through module supply for large scale projects.
     In addition, we will purchase certain components of SPI’s manufacturing equipment and assume total manufacturing control of SPI’s former module manufacturing facility in Shenzhen, China. SPI will maintain a separate logistical team to enhance project development, design and related project management functions at a new location in Shenzhen. The transition in manufacturing is strategic, allowing SPI to focus on the development and construction of large-scale and utility-scale U.S. solar projects while maintaining product quality and enhancing its competitive position.
     The terms of the investment are detailed in the Form 8-K filed by SPI with the SEC, which outlines the timing of the proposed investment and closing.
     The press release which we jointly issued with SPI on January 6, 2011 is attached hereto as Exhibit 99.2.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: January 6, 2011

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Agrees to Acquire 70% of Solar Power, Inc. for $33 Million
XINYU CITY, China and SUNNYVALE, Calif., January 6, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, high purity polysilicon and PV products, and Solar Power, Inc. (“SPI”) (OTCBB: SOPW), announced today that LDK Solar agreed to acquire a 70% interest in SPI for approximately $33 million. LDK Solar’s investment provides strategic benefits to both parties. The transaction significantly strengthens SPI’s balance sheet, which will enable the acceleration of the development of its project pipeline, which primarily consists of utility-scale power plants and commercial/industrial distributed generation systems. SPI’s growing development portfolio and pipeline, in turn, should provide LDK Solar with enhanced downstream benefit to its vertical integration model through module supply for large scale projects.
In addition, LDK Solar will purchase certain components of SPI’s manufacturing equipment and assume total manufacturing control of SPI’s former module manufacturing facility in Shenzhen, China. SPI will maintain a separate logistical team in Shenzhen to enhance project development, design and related project management functions at a new location in Shenzhen. The transition in manufacturing is strategic, allowing SPI to focus on development and construction of large scale and utility scale U.S. solar projects, while maintaining product quality and enhancing its competitive position. As a vertically integrated manufacturer and supplier of photovoltaic (PV) products, LDK Solar has more than 20,000 employees worldwide.
“We are very pleased with this new strategic relationship,” said Xiaofeng Peng, Chairman and CEO of LDK Solar. “We have known the SPI team for several years and have been very impressed with the quality of their work and the caliber of the customers they serve. We look forward to working closely with the team that is responsible for outstanding solar projects such as the Staples Center and the Aerojet solar farm,” Chairman Peng stated. “This transaction also expands our downstream vertical integration opportunities and provides LDK Solar and SPI the opportunity to jointly explore opening manufacturing operations in the U.S. to further enhance SPI’s competitive advantage in North America.”
“This investment in SPI clearly places our company among the most elite photovoltaic solar developers today,” said Steve Kircher Chairman and CEO of Solar Power, Inc. “We are honored that LDK Solar has placed value in our legacy projects and in our pipeline. Projects such as the Aerojet solar farm, a 6MW ground mount, single-axis tracking solar system, and the Staples Center, our first installation of Skymount, SPI’s proprietary rooftop system, reflect the quality of our team,” Mr. Kircher added. “LDK Solar’s commitment to project development through capital from their direct stock purchase clearly enhances our position in the market. The strength of our newly combined vertical platform should provide us significant competitive advantages going forward,” Mr. Kircher concluded.
The terms of the investment are detailed in the Form 8-K filed by SPI, which outlines the timing of the proposed investment and closings.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
About Solar Power, Inc. (OTCBB: SOPW)
Founded in 2005, Solar Power, Inc. is a vertically integrated solar developer. The company manages its value chain from material sourcing, to manufacturing, through post-installation asset management of its systems, and manufactures its own line of world-class solar modules and balance-of-system products. The company designs, manufactures and delivers world-class photovoltaic solar systems to its business, government and utility customers.

Safe Harbor Statement
This release may contain certain “forward-looking statements” relating to the business of LDK Solar Co., Ltd., Solar Power, Inc., or their respective subsidiaries, as well as the solar industry, which statements can be identified by the use of forward looking terminology such as “believes, expects, should” or similar expressions. The forward looking statements contained in this press release include statements regarding the closing of the Stock Purchase Agreement entered into by Solar Power and LDK, and future business prospects. The closing of the Stock Purchase Agreement is subject to customary closing conditions and there is no guarantee that such conditions will be met. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risks and other factors detailed in the respective company reports filed with the Securities and Exchange Commission. Neither LDK Solar Co., Ltd. nor Solar Power, Inc. undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.
For additional information contact:
Solar Power, Inc.:
Mike Anderson
Vice President Marketing
Solar Power, Inc
(916) 745-0916
manderson@solarpowerinc.net
Steve Kircher
Chairman & CEO
Solar Power, Inc.
(916) 745-0900
LDK Solar Co., Ltd.:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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